PEDEVCO CORP.
4125 Blackhawk Plaza Circle, Suite 201
Danville, California 94506

January 22, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ethan Horowitz, Branch Chief

Re:	PEDEVCO CORP.
Form 8-K
Filed January 15, 2013
File No. 000-53725

Dear Mr. Horowitz:

By letter dated January 18, 2013, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided PEDEVCO CORP. (the “Company”) with a comment letter regarding the Company’s Current Report on Form 8-K (the “Initial 8-K Report”), which was filed with the Commission on January 15, 2013.  This letter contains the Company’s response to the Staff’s January 18 letter.  The numbered response and the heading set forth below correspond to the numbered comment and heading in the Staff’s letter.

Form 8-K Filed January 15, 2013

1.
We note you have filed a Form 8-K with reference to Item 4.01, Changes in Registrant’s Certifying Accountant.  However, as the content of the filing pertains to Item 4.02, Non- Reliance on Previously Issued Financial Statements, please contact Filer Technical Support at (202) 551-8900 to have the Item reference revised.

Company's Response

The Initial 8-K Report discussed under Item 4.02 (Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review) two restatements of the Company’s financial statements.  The Initial 8-K Report incorrectly is shown on the website of the Commission as having been filed under Item 4.01 (Changes in Registrant’s Certifying Accountant).

On January 22, 2013, the Company filed an amended Current Report on Form 8-K/A to correct the error regarding the Initial 8-K Report and to clarify that the subject matter of the Company’s filing pertains to Item 4.02, rather than Item 4.01, of Form 8-K.

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Securities and Exchange Commission
January 22, 2013

In connection with the foregoing, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this response letter to the undersigned at mpeterson@pacificenergydevelopment.com (855-733-3826) or to the Company’s General Counsel, Clark Moore, at cmoore@pacificenergydevelopment.com (855-733-3826).

Very truly yours,

/s/ Michael L. Peterson
Michael L. Peterson
Chief Financial Officer